Exhibit 99.1

EMBRATEL PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.124/0001-12
N.I.R.E. 3330026237-7
Listed Company

MATERIAL FACT

Embratel Participações S.A. (“Embrapar” or “Company”), in compliance with Instrução nº 358/02 of the Brazilian Comissão de Valores Mobiliários (“CVM”), informs the general public and its shareholders, supplementing the Statements of Material Fact of March 6, 2012 and April 5, 2012, and recognizing the Material Fact of NET Serviços de Telecomunicação S.A. (“NET”) of June 6, 2012, that the price to be paid under the unified tender offer for the acquisition of all common and preferred shares issued by NET, including preferred shares represented by American Depositary Shares, and the shares negotiated on LATIBEX (the “Offer”), will be R$ 26.64 per share, regardless of the class or type, adjusted in accordance with the variation of the CDI (Certificado de Depósito Interbancário) index from June 8, 2012 until the date of the auction for the Offer, included (the “Offer Price”).

The Offer Price corresponds to the Maximum Price announced in the Material Fact of Embrapar of March 6, 2012, adjusted in accordance with the variation of the CDI index from March 5, 2012 until June 8, 2012.

The Offer Price was considered fair by Embrapar, because it is within the price range between R$ 25.89 and R$ 28.34 indicated in the valuation report prepared by Banco BTG Pactual S.A. (the “Appraiser”), based on the discounted cash flow model that the Appraiser found to be the most appropriate methodology for determining the fair price of NET’s shares.

The Offer Price is: (a) approximately 28% higher than the average weighted price by volume of the common and preferred shares of NET on the BM&FBOVESPA in the 60 days prior to March 5, 2012 (the day prior to Embrapar’s announcement of its intention to launch the Offer); as well as (b) approximately 112% higher than the book value of the shares of NET on March 31, 2012, which was R$ 12.54.

Embrapar also announces that it will launch the Offer jointly with its controlled companies, Empresa Brasileira de Telecomunicações S.A. – Embratel, and GB Empreendimentos e Participações S.A., in accordance with the terms to be described in the Notice of Unified Offer to be submitted to CVM.

Finally, Embratel declares that it reserves the right to cancel the public offer relating to the deregistration of NET if shareholders representing 10% (ten percent) or more of the outstanding shares of NET require the convening of a special meeting to discuss the commission of a new valuation report in accordance with Section 4-A of Law 6,404/76. In that case, Embrapar would be entitled to proceed only with the public offers relating to the change of control of NET and the Level 2 Delisting, maintaining, however, the Offer Price.

Rio de Janeiro, June 7, 2012.
Embratel Participações S.A.
Isaac Berensztejn / Investors’ Relations Officer